DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 11-22-06

DIVISION OF
CORPORATION FINANCE [redacted]

07041797

January 5, 2007

RECEIVED
JAN 12 2007
1086

David C. Phelan
Executive Vice President and General Counsel
State Street Corporation
State Street Financial Center
One Lincoln Street
Boston, MA 02111

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/5/2007

Re: State Street Corporation
Incoming letter dated November 22, 2006

Dear Mr. Phelan:

This is in response to your letter dated November 22, 2006 concerning the shareholder proposal submitted to State Street by Patrick A. Jorstad. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304

93751

STATE STREET.

RECEIVED
2006 NOV 27 PM 4:07

David C. Phelan
Executive Vice President
and General Counsel

State Street Financial Center
One Lincoln Street
Boston, MA 02111

Telephone: 617 664 1783
Facsimile: 617 664 4310
dcphelan@statestreet.com

November 22, 2006

By UPS Next Day Service

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C 20549

Re: State Street Corporation— Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), State Street Corporation, a Massachusetts corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for the Company's 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials"). The Proposal was submitted by Patrick A. Jorstad (the "Proponent"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2007 Proxy Materials for the reasons set forth below.

The Company received the Proposal on October 16, 2006. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from its 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2007 Proxy Materials with the Commission.

THE PROPOSAL

For the convenience of the Staff, the text of the Proposal and supporting statement are set forth below:

A Shareholder Proposal to Revise the Role of the Chairman of the Board of Directors

Proposal

Pursuant to the authority of the Massachusetts General Laws, Chapter 156D, Section 8.40, *Required Officers*, and Article VI of the Corporation's By-laws, *Amendments*, the shareholders of State Street hereby elect to revise the role of the Chairman, by amending Article III, Section 8, *Officers: Certain Duties and Powers*.

The paragraph titled *The Chairman of the Board of Directors* shall be amended to read: "The Chairman shall not be the chief executive officer of the Corporation. When present, the Chairman shall preside at all stockholders' meetings and at all meetings of the Board of Directors. In the event of the Chairman's absence from a stockholders' or Board meeting, a non-employee Director shall preside. The Board is required, at all times, to have a Chairman who meets this paragraph's requirements. Notwithstanding any other provision of these By-laws, no Director other than a non-employee Director shall preside at stockholder's or Board meetings. To give full effect to this paragraph: no person who has been an employee of the Corporation, or of any of its subsidiaries, within the three years prior to presiding at a stockholders' or Board meeting, shall be deemed to be a non-employee Director."

Supporting Statement

In 2000, State Street videotaped the stockholders' meeting. Since then, the Corporation has refused to produce that videotape - which shows the former Chairman speaking against splitting the role of Chairman and CEO. Yet, just one month later, he announced his resignation, splitting the role of Chairman and CEO for the remainder of that year.

On April 19, 2006, the non-management Directors sat by, while one shareholder was arrested (and the proponent of this proposal was ejected under threat of arrest) from the annual meeting. While professing their "independence" from executive management, the non-management Directors did not demonstrate it then, in the proponent's opinion.

To drive home the point that a corporation is like a representative democracy, or a republic, this proposal seeks to make clear that the chief executive officer is precisely that - no more than the top officer, answerable to the Directors, the owners' fiduciaries. Our Directors are charged with exercising real and meaningful oversight over all officers - including the CEO.

Nell Minow, Editor of the Corporate Library, has said that: "The single most important quality you need in a director is the ability to say *no* to the CEO."

In the proponent's opinion, the Directors have lost sight of their intended role within the corporate governance framework of this company. It is hoped that by implementing this proposal, and writing it into the By-laws, future CEOs will have no doubt as to whose interests the Directors represent.

Article I of the By-laws is titled *Stockholders*, Article II, *Directors*, and Article III, *Officers*. In the proponent's opinion, this proposal restores that corporate governance pyramid to its rightful shape.

For more information on this proposal or corporate governance, shareholders are urged to visit:

http://www.shareholdersonline.org

http://www.thecorporatelibrary.com

http://www.calpers-governance.org

REASONS FOR EXCLUSION

I. The Company lacks the power and authority to implement the Proposal if adopted, and therefore the Proposal may be excluded under Rule 14a-8(i)(6).

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, the company would lack the power and authority to implement the proposal. As explained below, the Company lacks the power and authority to implement the Proposal, both because (1) the Proposal is drafted in a manner that, if adopted, would require the Company to ensure continuous compliance with standards in the Proposal in a manner beyond the Company's control, and does not provide the Company with specific mechanisms to cure violations of such provisions, and (2) the Proposal fails to define a term necessary for implementation.

A. The Company lacks the power and authority to implement the Proposal due to the absence of an opportunity or mechanism to cure a violation of the standard.

The Proposal effectively requires the Company to have a Chairman who is a non-employee Director in office "at all times" and does not provide the Company with a specific mechanism to cure a violation of such provision.[1] In a long line of no-action letters, the Staff has concurred with the exclusion of shareholder proposals calling for director independence when the proposal requires continued independence at all times, and any loss of independence would result in an automatic violation of the standard requested in the proposal. *See Allied Waste Industries, Inc.* (March 21, 2005); *Ford Motor Co.* (Feb. 27, 2005); *Intel Corporation* (Feb. 7, 2005); *LSB Bancshares, Inc.* (Feb. 7, 2005); *Clear Channel Communications, Inc.* (Jan. 23, 2005); *General Electric Co.* (Jan. 14, 2005); *Cintas Corporation* (Aug. 27, 2004). Staff Legal Bulletin No. 14C (June 28, 2005) confirms this view, stating that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under Rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the

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[1] The Proposal requires the Board, <u>at all times</u>, to have a Chairman who meets the Proposal's requirements, and the Proposal elsewhere requires (1) that the Chairman, when present, preside at all stockholders' and Board meetings and (2) that no director other than a non-employee Director preside at stockholders' or Board Meeting. As a result, the proposal would require the Company, at all times, to have a Chairman who is a non-employee Director.

proposal." Although the Proposal does not seek to impose director independence qualifications, instead imposing a qualification standard relating to being a "non-employee Director,"[2] the principles accepted by the Staff in the no-action letters and emphasized in Staff Legal Bulletin No. 14C are equally applicable here.

Moreover, even putting aside the issue of the Chairman having to be a non-employee Director, on its face the proposal clearly requires the Company to continuously have a Chairman in office, without providing a mechanism to cure a violation of this requirement. Therefore, if the Chairman were to suddenly die or resign without notice, under the Proposal, the Company would be immediately in violation of its By-laws. It is impossible for the Company to ensure that it will always have a Chairman. Accordingly, the Company believes the entire Proposal may properly be excluded because it fails to provide an opportunity or mechanism to cure violations that are completely out of the Company's control

The Proposal is also outside of the Company's power and authority to implement as a result of its requirement that only a non-employee Director preside at stockholders' meetings. If, for any reason, no non-employee Directors were present at a stockholders' meeting, someone other than a non-employee Director would have to call the meeting to order, even if just to adjourn the meeting until the non-employee Directors arrived. However, under the Proposal, doing so would constitute a violation of the Company's By-laws. Once again, the absence of an opportunity or mechanism to cure a violation renders the Proposal beyond the Company's power and authority to implement.

B. The Company lacks the power and authority to implement the Proposal due to the failure to define a term necessary for implementation.

Additionally, while the Proposal requires the Chairman to be a non-employee Director at all times, the Proposal does not include a definition of "non-employee Director" or explain how this term is to be applied. As discussed below, this failure to define a term necessary for implementation of the Proposal makes it impossible for the Company to determine what action should be taken.

For example, one possible interpretation of the term "non-employee Director" is to use the defined term found in Rule 16b-3(b)(3)(i) promulgated under the Exchange Act.[3] That rule states:

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[2] However, as discussed below, depending on the applicable definition of "non-employee Director," these qualification standards may be exactly the same.

[3] Other possible interpretations of the term "non-employee Director" include strictly limiting it to those persons who have an arrangement (either by contract or at will) specifically designating them as an employee or applying the 20-factors or elements considered under common law in determining whether an individual is an employee. We believe it is reasonable to expect that many shareholders considering the Proposal will assume (rightly or wrongly) that the Proponent is referring to the defined term found in Rule 16b-3(b)(3)(i) promulgated under the Exchange Act. Of course, given the ambiguity of the Proposal, as further muddied by the supporting statement, the Company has no way of knowing for certain what the term means.

A Non-Employee Director shall mean a director who:

(A) Is not currently an officer (as defined in § 240.16-1(f)) of the issuer or a parent or subsidiary of the issuer, or otherwise currently employed by the issuer or a parent or subsidiary of the issuer;

(B) Does not receive compensation, either directly or indirectly, from the issuer or a parent or subsidiary of the issuer, for services rendered as a consultant or in any capacity other than as a director, except for an amount that does not exceed the dollar amount for which disclosure would be required pursuant to § 229.404(a) of this chapter; and

(C) Does not possess an interest in any other transaction for which disclosure would be required pursuant to § 229.404(a) of this chapter.

Under this set of criteria, the Board would not be able to ensure that the Chairman will retain his or her status as a non-employee Director at all times. For example, the Chairman, or his or her family members, could enter into transactions without the prior knowledge of the Board that would be required to be reported pursuant to Section 404(a) of Regulation S-K, thereby causing the Chairman to cease to be a non-employee Director and violating the standard in the Proposal.

The application of the Rule 16b-3(b)(3) definition of "non-employee director" to the Proposal is purely hypothetical, as the Proposal itself does not provide a definition of the term or guidance as to how it is to be applied. As discussed further in Part III below, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine with any reasonable amount of certainty what action or measures are to be taken if the proposal were implemented. In addition, the Staff has previously concurred that a shareholder proposal may be omitted under Rule 14a-8(i)(6) if the proposal is beyond the company's power to implement because the proposal is so vague and indefinite that the company would be unable to determine what action should be taken. *See Anheuser-Busch Companies, Inc.* (Feb. 9, 1993); *Int'l Business Machines Corp.* (Jan. 14, 1992); *Int'l Business Machines Corp.* (Feb. 5, 1980). The Staff has also allowed the exclusion of proposals that are dependent on the definition or interpretation of a term when the proposal fails to include any description of the substantive provisions of the definition. *See General Electric Co.* (Feb 5, 2003); *Smithfield Foods, Inc.* (July 18, 2003). The Company's implementation of the Proposal is dependent on the meaning of the term "non-employee Director" as used in the Proposal, but the Proposal does not clarify what is meant by such term.

The language of the Proposal does not provide any indication of the definition to be applied, and in fact creates further confusion because the Proposal itself focuses on "non-employee Directors," while the accompanying supporting statement makes reference instead to "non-management Directors" and also refers to Directors' "'independence' from executive management." It is not clear whether the terms "non-employee Directors" and "non-management Directors" are meant to encompass the same persons, nor is it clear whether the Proponent intends that all "non-employee Directors" also be independent, and if so, under what standard of independence. It is not apparent whether the last sentence of the Proposal, which reads, "To give full effect to this paragraph: no person who has been an employee of the Corporation, or of any of its subsidiaries, within the three years prior to presiding at a stockholders' or Board meeting, shall be deemed to be a non-employee Director," is meant to provide the only criteria to be used to deem a person a "non-employee Director," or if this is meant to impose a three-year look-back period on other, unspecified criteria. Because the language of the Proposal is so vague and because inconsistent terms are used throughout the Proposal and supporting statement, the Company cannot determine what action should be taken and, therefore, cannot implement the Proposal.

II. The Proposal may be excluded in its entirety under Rule 14a-8(i)(4) because the Proposal is related to a personal grievance against the Company.

Rule 14a-8(i)(4) permits a registrant to omit a proposal from its proxy materials if the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if the proposal is designed to result in a benefit to the proponent, or to further a personal interest, that is not shared by the other shareholders. In Exchange Act Release 34-20091 (August 16, 1983), the Commission indicated that the purpose of the Rule was to prevent abuse of the proposal process by proponents attempting to achieve personal ends that are not necessarily in the common interest of the shareholders generally. In Exchange Act Release 34-19135 (October 14, 1982), the Commission explained further that the cost and time involved in dealing with such abuse "do a disservice to the issuer and its security holders at large."

As explained below, we believe the Proposal squarely meets the definition of a personal grievance as interpreted in previous no action letters -- a personal grievance both against the Company and, more specifically, against the Company's Chairman and Chief Executive Officer, Ronald Logue -- and for that reason may be omitted from the Company's 2007 Proxy Materials.

The Proposal represents the latest phase of the Proponent's personal campaign against the Company, and specifically against Mr. Logue, stemming most recently from (i) the Proponent's ejection from the 2006 Annual Meeting of the Stockholders as a result of his disruptive conduct, (ii) the ejection of the Proponent's partner, David Smith, as a result of Mr. Smith's disruptive conduct at the 2006 meeting, and (iii) Mr. Smith's arrest by the Boston Police Department and prosecution for criminal trespass (which remains pending).[4] The Proponent's personal grievance

[4] The Proponent is a former employee of the Company. Mr. Smith also worked for a short time as a temporary contract worker with the Company. Since Mr. Smith's termination in 1997, the Proponent and Mr. Smith have relentlessly pursued personal vendettas against the Company and certain of its employees. Between 1998 and 2002, Mr. Smith filed five lawsuits against the Company and the Proponent filed one lawsuit against the Company. None of the lawsuits had merit and the Company successfully obtained dismissal of each lawsuit. The Proponent and Mr. Smith have repeatedly called on state and federal law enforcement officials and regulators, including the U.S. Attorney's Office, the Massachusetts Attorney General's Office, the FBI, the SEC and the Massachusetts Board of Bar Overseers to investigate the Company. The Proponent has made numerous specious derivative shareholder demands. The Proponent has previously submitted or attempted to submit several Rule 14a-8 proposals for inclusion in the Company's proxy materials (including one relating to shareholder rights plans which was voted on and passed at the 2006 Annual Meeting). The Proponent and Mr. Smith have raised numerous non-Rule 14a-8 proposals from the floor at stockholder meetings.

against Mr. Logue is documented on the Proponent's website and in his voluminous proxy filings with the Commission, and includes the following:

> "I am still stunned that Mr. Logue had me ejected from the meeting - not to mention the even more **draconian steps that he took to silence my partner**, David Smith." *www.shareholdersonline.com, entry June 23, 2006. [boldface in original]*
>
> "Nothing would be gained by having Mr. Logue present during any such discussions [regarding Proponent's proposals]; as far as I am concerned, his conduct at the 2006 Annual Meeting makes him largely irrelevant to any discussion or dialogue on these issues." *Press Release on Schedule 14A, dated October 23, 2006.*
>
> "Meanwhile, one of the Corporation's shareholders was awaiting arraignment on criminal trespass charges, and was being held with suspects charged with violent crimes." (referring to Mr. Smith's arrest by Boston police on charges of criminal trespass) *Press Release on Schedule 14A, dated September 7, 2006.*

Though the Proposal is drafted in such a manner that it appears to address a corporate governance matter that would be of general interest to the stockholders of the Company, the Proponent's own supporting statement -- in the second paragraph from the very top -- links the Proposal to the removal of the Proponent and the arrest of Mr. Smith at the 2006 Annual Meeting. While the Proponent cites the removal and arrest ostensibly as evidence of the lack of independence of the Company's current independent Directors, the Proposal does not address those independent Directors at all; rather it is a retaliatory measure that would have the effect of stripping Mr. Logue of the Chairmanship.

The Proponent's letter to the Company accompanying his Proposal provides further evidence of the retaliatory nature of the Proposal, describing the Proponent's removal from the 2006 Annual Meeting in dramatic fashion: "[the] Directors stared at their shoes, when Logue proclaimed, "Take him too!" – pointing his finger at me, as Mr. Smith's arrest was under way. Threatened with arrest, I had little choice but to comply with Mr. Logue's puerile outburst." Proponent's cover letter clearly reveals his personal animus toward Mr. Logue that underlies this Proposal: "Mr. Logue's outrageous conduct at the 2006 Annual Meeting earlier this year – and the "independent" Directors' shameful complicity in that conduct – will not be repeated this year. In

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In addition to these activities, both the Proponent and Mr. Smith have utilized websites and message boards to attack and harass the Company and certain of its employees and agents. Proponent actively maintains a website, which he has incorporated by reference into his supporting statement, that is filled with false and misleading statements regarding the Company and certain of its employees and agents. Since August 28, 2006, the Proponent has made 13 different Schedule 14A filings, most of which have used the EDGAR system as a forum for personal attacks on Mr. Logue and unsubstantiated allegations of wrongdoing by the Company.

short, there *will* be meaningful discussion at the 2007 annual meeting, and whoever happens to preside at that time (assuming Mr. Logue has not been fired by then) will *not* abuse the gavel." [*italics in original*] Based on both the documentation accompanying the Proposal and the litany of other filings and postings by the Proponent described above, it is clear that the Proposal represents an effort by the Proponent to embarrass and punish Mr. Logue for Proponent's removal from the 2006 Annual Meeting and the arrest of his partner.

The Proposal is not the first instance of harassment (see footnote 4) or abuse of the federal securities disclosure system by the Proponent. Since August 28, 2006, the Proponent also has been filing EDGAR materials that purport to be solicitation materials in connection with an attempt to call a special meeting of shareholders; however, such filings simply use the EDGAR system as a forum for personal attacks on Mr. Logue and unsubstantiated allegations of wrongdoing by the Company. While we have not been provided with a copy of the SEC Staff's letter, the Proponent's filings state that the Staff has sent the Proponent one or more comment letters relating to these submissions. Although these filings continue to be made (most recently as of October 25, 2006), no proxy statement to solicit shareholder votes for such purpose has been filed, notwithstanding the 13 filings of solicitation materials since August 28, 2006. We believe that the Proposal should be read in the context of these other activities conducted by the Proponent.

Although the Proposal may relate to the Company's corporate governance in a general manner, the Proposal may nevertheless be excluded. The Staff has indicated that the shareholder proposal process may not be used as a tactic to redress a personal grievance even if a proposal is drafted in such a manner that it may seem to be of general interest to all shareholders. Exchange Act Release No. 34-19135 (October 14, 1982); *see also Sara Lee Corp.* (August 20, 2001); *Exxon Mobil Corp.* (March 5, 2001); *Pyramid Technology Corp.* (November 4, 1994); *Dow Jones & Co., Inc.* (January 24, 1994); *Phillips Petroleum Co.* (March 8, 2000). In each of these cases, the proponent tried to frame the proposal in terms that appeared to be of general interest to security holders, but which were, in fact, designed to address a personal grievance.

The Staff has consistently granted no-action letters in instances where there is a nexus between the personal grievance and the corporate action requested in the proposal, *see Station Casinos, Inc.* (October 15, 1997) (proposal relating to the adoption of liability insurance to protect guests, where a client of the proponent claimed to have suffered a theft at the company's casino for which he believed he was not adequately reimbursed); *Johnson & Johnson* (January 7, 2000) (proposal relating to the compensation of inventors, where proponent was seeking compensation and recognition for a product he claimed to have invented); *Exxon Mobil Corp.* (March 5, 2001) (proposal relating to the establishment of a committee to investigate sexual activities on company property, where proponent was attempting to embarrass a female employee with whom he had had a personal relationship), as distinguished from those cases in which the proposal bears little relation to the alleged personal grievance. *See Eagle Bancshares* (May 12, 1994) (proposal relating to the termination of a shareholder rights plan, where proponent had been seeking redress for his son's termination from the company); *Cintas Corp.* (July 6, 2005) (proposal relating to the independence of the chairman of the board, where the proposal was contemporaneous with a union's campaign against the company but the campaign was not particularly targeted against the chairman); *American Medical Electronics, Inc.* (Feb. 28, 1995) (proposal relating to adoption of anti-takeover measures, where proponent had been seeking redress for termination of his position as chief executive officer of the company). As in the first set of no action letters described above, the Proposal is clearly linked to the source of the personal grievance, representing an unmistakably retaliatory effort on behalf of the Proponent to embarrass and penalize Mr. Logue.

The Staff has recognized that the shareholder proposal process is a particularly inappropriate means to seek redress or penalize an individual on the basis of a personal grievance.

The facts faced by the Company are very similar to those at issue in *Sigma-Aldrich* (March 4, 1994), in which the Staff took a no-action position with respect to a shareholder proposal to limit the salary and incentive compensation of the company's chief executive officer, on the basis that the proposal could be excluded as a personal grievance. The proponent had been dismissed from the company as a consultant and Chairman Emeritus and had not been reelected as a director of the board for which he blamed the chief executive officer. Subsequent to the dismissal, the proponent launched a publicity campaign to embarrass the company and its chief executive officer. The Proponent's Proposal is analogous to the proposal in *Sigma-Aldrich* in that the Proponent is also attempting to use the proposal process to penalize one member of management on the basis of a personal conflict.

Similarly, in *Crown Central Petroleum Corp.* (March 4, 1999), the Staff took a no-action position with respect to a shareholder proposal that the company commission a study to evaluate the work performed, and the compensation received, by a specified member of management, but did not take a no-action position with respect to a shareholder proposal that the company commission an "independent study" of the compensation system for its top five executive officers. The specified member of management in the first proposal was a member of a family that owned a majority of the Class A common stock of the company. The proponents of the proposals were at one time members of a union that was involved in a protracted labor dispute with the company. According to the company, the union's campaign became "very bitter and personal, specifically targeting certain members of the [controlling] family." The different treatment of the two proposals may be attributed to the fact that one proposal involved embarrassing and penalizing a single member of management on the basis of a personal grievance, whereas the other was aimed at compensation policy generally. As in the first proposal in *Crown Central Petroleum Corp.*, the Proponent is attempting to embarrass and penalize a single member of management on the basis of a personal grievance with that individual. (Note, however, that a proposal aimed at more than one member of management may be excludible if each targeted person is the subject of a grievance: *see also Storage Technology Corp.* (March 21, 1994) (proposal restricting the sale of shares acquired on the exercise of options by directors and officers permitted to be excluded on the basis that the proposal reflected a personal grievance, where the proposal was framed as a punitive measure aimed at the directors and officers who the proponent claimed had sold stock based on inside information).)

Retaliatory public rebuke of a company officer for alleged mistreatment of the proponent in his capacity as a shareholder was specifically addressed in *American Express Co.* (February 12, 1980), where a proposal requiring the published report of an annual meeting to include, among other things, the proponent's critical remarks at the meeting about the corporate secretary's character and integrity was permitted to be excluded on the basis that the critical remarks and the proposal both proceeded from the proponent's animosity toward the corporate secretary for having sought no-action relief with respect to proposals previously submitted by the proponent.

The Proposal is distinguishable from other proposals that have targeted members of management in a personal and punitive manner for which no-action relief was denied. In these cases, the Staff appears to have denied no-action relief because the personal grievance exception is not intended to allow omission simply because the proponent is "personally committed or intellectually and emotionally interested" in the proposal. Exchange Act Release No. 34-20091 (August 16, 1983). Because the Proposal, as is clear from the supporting statement and other correspondence and filings, relates to an actual incident involving the Chief Executive Officer and the Proponent, it is distinguishable from those proposals in which the "personal grievance" amounts to nothing more than vociferous advocacy for a cause.

For example, in *Storage Technology Corp.* (April 3, 2000), the Staff rejected a no-action request in connection with a shareholder proposal that sought to impose restrictions on the sale of stock acquired from the exercise of options by directors and officers. The company sought no-action relief on the basis that the proposal was part of a campaign of harassment against the company that was often personal in nature and directed against management. Despite the fact that the proponent clearly harbored animosity toward management, the Company could not show that this animosity derived from anything personal or reflected anything other than an obsession about corporate governance (as opposed to the nearly identical proposal in Storage Technology Corp. (March 21, 1994), described above, which was framed as a punitive measure against individuals for their prior conduct). In contrast to the 2000 *Storage Technology Corp.* proposal, Proponent's campaign against Mr. Logue derives from a specific incident involving the Proponent and Mr. Logue, which was perceived by Proponent to be highly personal in nature and which Proponent has cited innumerable times both on his website and in his filings with the Commission. Rather than zealous shareholder advocacy, which the Company welcomes, Proponent's campaign is clearly a retaliatory effort by Proponent against Mr. Logue, seeking to strip Mr. Logue of the Chairmanship.

Similarly, in *NSTAR* (March 15, 2000), the Staff rejected a no-action request in connection with a shareholder proposal to rescind shareholder approval of a merger that had taken place at a previous meeting. The company sought no-action relief on the basis that the proposal was motivated by the proponent's claim that he had been subjected to intimidation at the shareholder meeting where he was the only shareholder who spoke in opposition to the merger. Though the intimidation element might suggest a personal grievance, the proposal was not to retaliate against the presiding officer but to allow shareholders an opportunity to vote again on a matter of critical importance to the company that the proponent alleged had received inadequate discussion at the meeting. As in the case of *Storage Technology* the fundamental motivating factor in Nstar appears to have been the proponent's concern about the adequacy of the discussion process by which a critical corporate strategy decision was reached rather than any personal grievance. In contrast, the Proponent's Proposal has nothing to do with any matters voted on at the Company's 2006 Annual Meeting, but rather appears to be essentially retaliatory in nature, like the proposal to publish criticisms of the corporate secretary in *American Express*.

Based on the facts of the situation and the precedent established by the Staff with respect to prior no-action letters where there is a clear nexus between the personal grievance and the proposal, and particularly where the proposal is not only retaliatory but aims to penalize one specific individual, we believe the Proposal may be omitted pursuant to Rule 14a-8(i)(4).

III. The Proposal and Supporting Statement are in violation of the Commission's proxy rules and may be excluded under Rules 14a-8(i)(3) and 14a-9.

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff stated that reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;

- the company demonstrates objectively that a factual statement is materially false or misleading;

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; and

- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

A. The Proposal is vague and indefinite and therefore inherently misleading.

As discussed in Part I, because the term "non-employee Director" used in the Proposal is undefined and therefore open to various interpretations, the Proposal is impermissibly vague and indefinite. The Company has no way to interpret the intent of the Proposal with any degree of certainty. Neither the shareholders voting on the Proposal nor the Company in implementing the Proposal would be able to determine what measures the Proposal requires. *See Wendy's International, Inc.* (Feb. 24, 2005) (permitting exclusion of proposal where key terms are undefined and intent of proposal is generally vague and indefinite); *Int'l Business Machines Corporation* (Feb. 2, 2005) (permitting exclusion of proposal where meanings of key terms are open to multiple interpretations); *Bank Mutual Corporation* (Jan. 11, 2005) (permitting exclusion of proposal where proposal is unclear as to action for implementation); *Peoples Energy Corporation* (Nov. 23, 2004) (permitting exclusion of proposal where critical terms are undefined). As a result, the entire Proposal is false and misleading and should properly be excluded under Rule 14a-8(i)(3).

B. The Proposal contains statements that are materially false and misleading under Rule 14a-9.

The Proposal contains the types of deficiencies and inaccuracies identified in Staff Legal Bulletin 14B that make exclusion of the entire Proposal appropriate. In the alternative, if the Staff is unable to concur with the Company's conclusion that the Proposal and supporting statement should be excluded in their entirety, we respectfully request that the Staff recommend exclusion and/or revision of the statements discussed below because they are materially false and misleading within the meaning of Rules 14a-8(i)(3) and 14a-9.

In the first paragraph of the supporting statement, the Proponent states, "In 2000, State Street videotaped the stockholders' meeting. Since then, the Corporation has refused to produce that videotape - which shows the former Chairman speaking against splitting the role of Chairman and CEO." The Proponent's reference to a six-year old videotape of an annual meeting is irrelevant to the subject matter of the Proposal and can only serve to confuse shareholders. *See Bob Evans Farms, Inc.* (June 26, 2006) (permitting exclusion of portion of supporting statement unrelated and irrelevant to proposal topic). In addition, the Proponent's statement that "the Corporation has refused to produce that videotape" falsely and misleadingly implies that the Company has an obligation to provide such videotape to the Proponent and that the failure to do so is due to improper behavior. The Company has no obligation, legal or otherwise to provide a copy of a videotape of a meeting to a shareholder. Statements that imply inappropriate behavior on the part of board members without substantiation, impugning their character, are materially false and misleading.

The second paragraph of the supporting statement states that "[o]n April 19, 2006, the non-management Directors sat by, while one shareholder was arrested (and the proponent of this proposal was ejected under threat of arrest) from the annual meeting. While professing their "independence" from executive management, the non-management Directors did not demonstrate it then, in the proponent's opinion." It is materially false and misleading for the Proponent to imply that the Company's non-management Directors engaged in improper behavior at the 2006 Annual Meeting. Although this statement is cast as the Proponent's opinion, Proponent is clearly implying that the Directors had a duty to act, but that they failed to act. In addition, the Proponent's reference to the arrest of one shareholder and his ejection from the Company's 2006 annual meeting, while very relevant to revealing the Proponent's true intent in bringing the Proposal, is irrelevant to the subject matter of the Proposal and should be excluded for the reasons discussed above.

The supporting statement includes a reference to the Proponent's own personal website, http://www.shareholdersonline.org. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), a website reference may be excluded from a shareholder proposal if information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. The Proponent's website contains numerous materially false and misleading statements regarding the Company and certain of its employees and agents, includes statements that directly and indirectly impugn the character of the Company's officers and directors without factual foundation (including, for example, the statements cited above and other innuendo of improper actions by the Company and its employees, including Mr. Logue) and includes information that is entirely irrelevant to the Proposal and that impermissibly expands on its scope. A substantial portion of the Proponent's website is dedicated to tracking Proponent's correspondence with the Company and contains information about shareholder proposals submitted in prior years by the Proponent to the Company. Much of the additional information provided through the Proponent's website is simply not relevant to the subject matter of the Proposal and would be confusing to stockholders because it relates to various past proposals advanced by the Proponent rather than to the current Proposal. For these reasons, we respectfully submit that reference to the Proponent's website in the Proposal is contrary to Rule 14a-9's prohibition against false and misleading statements in proxy soliciting materials.

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2007 Proxy Materials. Please do not hesitate to call me at (617) 664-1783 if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to me in the enclosed stamped, self-addressed envelope.

We request that you transmit your response by facsimile to the undersigned at (617) 664-4310 and understand that you can mail your response to the Proponent at 6300 Stevenson Avenue, #413, Alexandria, Virginia 22304 (we have not been provided with a facsimile number for the Proponent).

Thank you for your attention to this matter.

Sincerely,

David C. Phelan
Executive Vice President and General Counsel
State Street Corporation

Attachment: Exhibit A

cc: Patrick A. Jorstad

Monday, October 16, 2006

BY ELECTRONIC MAIL

Mr. Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304
editor@shareholdersonline.org

Mr. Charles C. Cutrell, III, Esq.
Secretary, State Street Corporation
One Lincoln Street
Boston, MA 02111
cccutrell@statestreet.com

Mr. Edward D. Farley, Esq.
Clerk, State Street Corporation
One Lincoln Street
Boston, MA 02111
edfarley@statestreet.com

Re: Shareholder Proposal for Inclusion in 2007 Proxy Statement; "Independent" Directors' Inaction on Majority Vote at 2006 Annual Meeting

Gentlemen:

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934 and the Corporation's By-laws, I herewith submit a shareholder proposal for inclusion in the Corporation's proxy statement for the 2007 Annual Meeting of Stockholders.

Rule 14a-8(b) requires that I demonstrate my eligibility to submit the enclosed proposal. The Corporation's records of my holdings indicate that: (1) I have continuously held my shares for more than one year; and (2) the value of my shares exceeds the minimum value of $2000. *I intend to continuously hold shares in excess of the minimum value through the 2007 Meeting and beyond, despite the attempt by Ronald E. Logue, Edward D. Farley, and John D. Donovan, Jr. to force me to sell my shares and exit the Salary Savings Program earlier this year.* You may expect to receive further word about that matter very shortly, once the matter has been brought before the appropriate court of law.[1]

Rule 14a-8(e) sets forth the deadline for submitting a shareholder proposal under Rule 14a-8. State Street's proxy statement for the 2006 Annual Meeting gives this year's deadline as November 13, 2006, in the section titled *Proposals and Nominations by Stockholders.* As recommended by the SEC, I am submitting the proposal by a means that establishes the date of the Corporation's receipt of the enclosed proposal. I have met the submission deadline, but – given the skullduggery of Ms. Maureen Scannell Bateman and Mr. Edward D. Farley in 2000 – I must insist that one of you confirm receipt of this letter and the attached proposal, via e-mail, by 5:00 p.m. ET today.

[1] The draft settlement agreement that Messrs. Logue, Farley, and Donovan tried to foist on David A. Smith earlier this year is attached. ERISA prohibits both "interference with protected rights," as well as "coercive interference" with those rights: see Title 29, US Code, §§1140 and 1141. Civil enforcement and protection of my ERISA rights is granted by § 1132, without necessitating a criminal referral under § 1131. I deem the draft as void as against public policy. (http://www.law.cornell.edu/uscode/html/uscode29/usc_sup_01_29_10_18_20_I_30_B_40_5.html)

Rule 14a-8(f) requires the Corporation to notify me in writing within 14 days of any procedural or eligibility deficiencies concerning the proposal. Notice of any such procedural or eligibility defect should be sent to me, in writing, via e-mail. Upon my receipt of any such notice, I will promptly verify receipt. Unlike the "independent" Board of Directors, I respond – and *independently*, at that.

Rule 14a-8(g) places the burden of proof on the Board of Directors, if it decides to seek to exclude the proposal from the 2007 proxy statement. Should a "no-action" letter be sought, I intend to vigorously oppose it – skipping straight to Federal Court this year, given the skullduggery of Ropes & Gray during the "no-action letter" process in past years.

I urge the non-management Directors to vote to include the enclosed proposal in the 2007 proxy statement, so that the Corporation's shareholders may consider the subject matter therein.

In the event that the Board decides to seek to exclude the enclosed proposal from the 2007 proxy statement, Rule 14a-8(j) sets forth the procedures that the Corporation must follow to file the Board's objection(s) with the SEC. I reiterate that I reserve my rights to take this directly to Federal Court this year, if necessary.

If the Corporation's Directors decide to include the proposal, but also decide to make a formal recommendation to stockholders in the 2007 proxy statement regarding how they should vote on the proposal, let me first say: I strongly urge them to actually review the statement, before signing off on it. The Directors are supposed to oversee the Ropes & Gray lawyers who write this stuff, and last year's Board statement was a misleading sham, in my view.

Secondly, I remind the Directors that the provisions of Rule 14a-8(m) require them to provide me with the ***exact language*** of the Board's opposition statement, before the Corporation's proxy materials are mailed out. This rule is designed to provide me with the opportunity to object to any false or misleading statements contained in the language of the Board's proposed opposition statement. Again, I reiterate that each and every Director has a duty to check the work of the Ropes & Gray attorneys, and I reiterate that I reserve my rights to take any dispute directly to Federal Court this year, to seek appropriate relief from all co-defendants.

Article I, Section 7(c)(iii) of the By-laws states: "Nothing in this Section 7 shall be deemed to limit this corporation's obligation to include stockholder proposals in its proxy statement if such inclusion is required by Rule 14a-8 under the Exchange Act or any successor Rule."

Since the Corporation's By-laws form a binding contract upon the Directors (and even on the conduct of Mr. Logue, believe it or not), and since every contract in Massachusetts is governed by the doctrine of good faith and fair dealing, this extends to honoring the requirements of Exchange Act Rule 14a-8(h) – the subsection of the Rule dealing with the discussion and debate of such shareholder proposals. Mr. Logue's outrageous conduct at the 2006 Annual Meeting earlier this year – and the "independent" Directors' shameful complicity in that conduct – will not be repeated this year. In short, there *will* be meaningful discussion at the 2007 annual meeting, and whoever happens to preside at that time (assuming Mr. Logue has not been fired by then) will *not* abuse the gavel.

I welcome the Corporation's ***full*** compliance with its obligations under the Exchange Act, as outlined above. Enclosed is the proposal itself, with supporting statement. The proposal and its supporting statement, combined, do not exceed 500 words, in accordance with Rule 14a-8(d). The heading that appears at the beginning of the proposal ("A Shareholder Proposal to Revise the Role of the Chairman of the Board of Directors") is meant to be included in the 500 words allotted to the proposal and supporting statement under Rule 14a-8(d), and is meant to be included, as is, in the Corporation's 2007 proxy statement.

"Independent" Directors' Inaction on Majority Vote at 2006 Annual Meeting

A review of the Corporation's SEC filings since April 19, 2006, reveals that the "independent" Directors have failed to take any public steps aimed at implementing the recommendation embodied by the majority vote on the Rule 14a-8 shareholder proposal that I submitted last year.[2]

As shown on the latest Quarterly Report, that proposal – to redeem the poison pill – achieved an outright majority of the shares outstanding.[3] Since the Directors do not seem inclined to act on a precatory proposal, this year's proposal is intended to be binding.

Article VI of the Corporation's By-laws, *Amendments*, reads as follows:

> Except as otherwise provided by the articles of organization, these by-laws may be altered, amended or repealed at any annual or special meeting of the stockholders by the affirmative vote of a majority of the shares of stock then issued, outstanding and entitled to vote, provided notice of the substance of the proposed alteration, amendment or repeal is given in the notice of the meeting. These by-laws may also be altered, amended or repealed by vote of a majority of the directors then in office, except with respect to any provision which by law, by the articles of organization or by these by-laws requires action by the stockholders. Action by the stockholders is required to alter, amend or repeal this Article VI so as to increase the power of the directors or reduce the power of the stockholders to alter, amend or repeal these by-laws. Not later than the time of giving notice of the meeting of the stockholders next following the making, amending or repealing by the directors of any by-law, notice thereof stating the substance of such change shall be given to all stockholders entitled to vote on amending the by-laws. Any by-law adopted by the directors may be amended or repealed by the stockholders.

I also remember, quite clearly, the skullduggery of December 2004, when the Directors waited until after the proposal submission deadline in November to implement only part of that year's majority vote.[4] Even though the Board clearly attempted to bury their acquiescence to the owners' expressed will in the holiday news slowdown, it was, nevertheless, covered.[5]

So, this year, it is entirely up to the Directors as to whether or not to implement the owners' expressed will with respect to the poison pill. I have moved on to the issue of reminding the current CEO – and his successors – of their proper place in the corporate governance hierarchy of this company. The shareholders spoke, twice – once in 2002 and again this year – on the issue of redeeming the poison pill. It is now up to the Directors to demonstrate that they know how to listen.

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[2] http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=stt&filenum=&State=&SIC=&owner=include&action=getcompany

[3] http://www.sec.gov/Archives/edgar/data/93751/000110465906051533/a06-15557_110q.htm#Item4_SubmissionOfMattersToAVoteO_210412

[4] http://www.sec.gov/Archives/edgar/data/93751/000110465904040810/a04-15235_18k.htm

[5] http://www.boston.com/business/articles/2004/12/23/directors_feel_the_heat/

The shareholders of this Corporation are not the Directors' enemies. Even if they were, the Directors might note that one of America's toughest and most practiced negotiators, former Secretary of State James A. Baker, III, has recently said: "So my point is, you know, you talk to your – you talk to your enemies. You don't just talk to your friends, and it's not a sign of weakness to talk to somebody, and it's not necessarily appeasement provided you do it in the right way…"

By contrast, I view the non-management Directors' silence as not only constituting further evidence of their lack of genuine independence from executive management and Ropes & Gray's puppeteering, but also as a sign of their weakness.

In their shoes, I would like to think that I would have enough dignity and self-respect to forego the lucrative options grants, and issue one of the new "Form 8-K resignations" – permitting corporate directors to clearly signal that they are at odds with management.[6]

Mr. Smith and I crossed the room before the 2006 Annual Meeting, to shake hands and chat with the Directors before the meeting started. This made it all the more startling when those same Directors stared at their shoes, when Logue proclaimed, "Take him too!" – pointing his finger at me, as Mr. Smith's arrest was under way. Threatened with arrest, I had little choice but to comply with Mr. Logue's puerile outburst. But as I walked out of the room, I had not one shred of doubt left that the Directors lack the oft-cited "independence" repeatedly ascribed to them in the Corporation's proxy materials and other filings.

Thank you for your immediate attention to the enclosed proposal. I insist upon a courtesy e-mail by 5 p.m. ET today, confirming your timely receipt of the enclosed proposal and supporting statement.

Finally, I insist that you immediately forward a copy of this package to every non-management Director of the Corporation.

In the meanwhile, I remain

Very truly yours,

Patrick A. Jorstad
State Street Shareholder and Salary Savings Plan Participant

cc: Jeffrey N. Carp – Chief Legal Officer, State Street Corporation

bcc: [redacted by author]

(Enclosures: As indicated above)

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[6] See, for instance: http://www.sec.gov/divisions/corpfin/form8kfaq.htm and http://www.sec.gov/rules/final/33-8400.htm. If Ropes & Gray attorneys have concealed this option from the "independent" Directors, I urge them to hire independent legal counsel.

A Shareholder Proposal to Revise the Role of the Chairman of the Board of Directors

Proposal

Pursuant to the authority of the Massachusetts General Laws, Chapter 156D, Section 8.40, *Required Officers*, and Article VI of the Corporation's By-laws, *Amendments*, the shareholders of State Street hereby elect to revise the role of the Chairman, by amending Article III, Section 8, *Officers: Certain Duties and Powers*.

The paragraph titled *The Chairman of the Board of Directors* shall be amended to read: "The Chairman shall not be the chief executive officer of the Corporation. When present, the Chairman shall preside at all stockholders' meetings and at all meetings of the Board of Directors. In the event of the Chairman's absence from a stockholders' or Board meeting, a non-employee Director shall preside. The Board is required, at all times, to have a Chairman who meets this paragraph's requirements. Notwithstanding any other provision of these By-laws, no Director other than a non-employee Director shall preside at stockholders' or Board meetings. To give full effect to this paragraph: no person who has been an employee of the Corporation, or of any of its subsidiaries, within the three years prior to presiding at a stockholders' or Board meeting, shall be deemed to be a non-employee Director."

Supporting Statement

In 2000, State Street videotaped the stockholders' meeting. Since then, the Corporation has refused to produce that videotape – which shows the former Chairman speaking against splitting the role of Chairman and CEO. Yet, just one month later, he announced his resignation, splitting the role of Chairman and CEO for the remainder of that year.

On April 19, 2006, the non-management Directors sat by, while one shareholder was arrested (and the proponent of this proposal was ejected under threat of arrest) from the annual meeting. While professing their "independence" from executive management, the non-management Directors did not demonstrate it then, in the proponent's opinion.

To drive home the point that a corporation is like a representative democracy, or a republic, this proposal seeks to make clear that the chief executive officer is precisely that – no more than the top officer, answerable to the Directors, the owners' fiduciaries. Our Directors are charged with exercising real and meaningful oversight over all officers – including the CEO.

Nell Minow, Editor of the Corporate Library, has said that: "The single most important quality you need in a director is the ability to say *no* to the CEO."

In the proponent's opinion, the Directors have lost sight of their intended role within the corporate governance framework of this company. It is hoped that by implementing this proposal, and writing it into the By-laws, future CEOs will have no doubt as to whose interests the Directors represent.

Article I of the By-laws is titled *Stockholders*, Article II, *Directors*, and Article III, *Officers*. In the proponent's opinion, this proposal restores that corporate governance pyramid to its rightful shape.

For more information on this proposal or corporate governance, shareholders are urged to visit:

http://www.shareholdersonline.org

http://www.thecorporatelibrary.com

http://www.calpers-governance.org

NON-DISCLOSURE AGREEMENT

This non-disclosure agreement ("Non-Disclosure Agreement") is entered into on this ___ day of August, 2006, by and among State Street Corporation and its agents and representatives ("State Street") and David A. Smith ("Smith") (the "Parties").

WHEREAS, on April 19, 2006, the Boston Police Department arrested Smith and charged him with criminal trespass (the "Criminal Trespass Charge") and the Criminal Trespass Charge remains pending in the Criminal District Court for Suffolk County, Massachusetts as of the date of execution of this Agreement;

WHEREAS, a Show Cause Hearing was scheduled for Friday, July 7, 2006, in the Clerk-Magistrate's Office for the Criminal District Court for Suffolk County, Massachusetts concerning three separate complaints of criminal harassment brought by complainants Ronald E. Logue, Edward D. Farley, and John D. Donovan, Jr. (the "Complainants") against Smith (the "Criminal Harassment Charges");

WHEREAS, after consultation with the Clerk-Magistrate and prior to the presentation of evidence at the Show Cause Hearing, the Complainants and Smith reached an agreement according to which the Complainants agreed to recommend to the Clerk-Magistrate that the Show Cause Hearing be continued and that Criminal Complaints relating to the Criminal Harassment Charges not issue so long as (i) Smith executed a document memorializing the terms of the parties' agreement by August 11, 2006; and (ii) Smith fully complies with the terms, purposes, and spirit of that agreement (the "Complete Agreement"); and

WHEREAS, the Parties reported to the Clerk-Magistrate that they had reached the Complete Agreement, whereupon the Clerk-Magistrate continued the Show Cause Hearing to August 11, 2006, and ordered that the Parties report to the Clerk-Magistrate when the Complete Agreement had been memorialized and executed, and further ordered that the Show Cause Hearing go forward on August 11, 2006 in the event the parties failed to execute a mutually satisfactory written agreement or comply with its terms;

WHEREAS, the parties have agreed to maintain the confidentiality of, and not to share with anyone, the Complete Agreement or its existence, negotiations, terms, or substance, including any drafts of the Complete Agreement and any correspondence or communications concerning or in any way relating to the Complete Agreement;

NOW THEREFORE, in consideration of the mutually agreed covenants herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Purpose of this Non-Disclosure Agreement. The purpose of this Non-Disclosure Agreement is to memorialize the parties' agreement to maintain the strict confidentiality of the Complete Agreement between State Street, its agents and representatives, and Smith, including its terms, existence, negotiations, and substance, and any drafts and any correspondence or communications concerning or in any way relating to the Complete Agreement.

2. Confidentiality and Non-Disclosure of the Agreement Between The Parties. The parties agree that, other than in a confidential communication with their agents, or as otherwise required by applicable law or by a court of competent jurisdiction, they shall refrain from publishing, disseminating, or communicating to any individual or entity not a Party, directly or indirectly, the terms, existence, negotiations, or substance of the Complete Agreement between the Parties, and they shall cause their representatives and/or agents to comply with the foregoing; provided, however, that any Party may communicate to any individual or entity that the disputes between the Parties have been settled. The parties acknowledge and agree that any and all representatives or agents of them, including but not limited to their attorneys and to Patrick Jorstad, are bound by this provision, and in the event any representative or agent of them at any time publishes, disseminates, or communicates to any individual or entity not a Party, directly or indirectly, the terms, existence, or substance of the Complete Agreement, the parties agree that such action will be a breach by that party of this Non-Disclosure Agreement. In the event that any party, or any representative of any party, including but not limited to Jorstad or any member of Smith's household, breach this provision, the parties acknowledge and agree that such breach would cause irreparable harm in addition to damages, and each party agrees that it will be liable for any such irreparable harm and damages, as well as all costs and attorneys' fees incurred in enforcing this provision.

3. Choice of Law. The rights of the Parties are to be interpreted in accordance with the laws of the Commonwealth of Massachusetts (without regard to choice of law principles.)

WITNESS the execution hereof, under seal, as of the date first written above.

__________________	________________________
David A. Smith	State Street Corporation
	By: ____________________

SETTLEMENT AGREEMENT

This agreement ("Agreement") is entered into on this ___ day of August, 2006, by and among State Street Corporation ("State Street"), certain of its agents and representatives, and David. A. Smith ("Smith") (the "Parties").

WHEREAS, on April 19, 2006, the Boston Police Department arrested Smith and charged him with criminal trespass (the "Criminal Trespass Charge") for refusing to leave State Street's premises once permission for Smith to be on the private premises had been withdrawn, and the Criminal Trespass Charge remains pending in the Criminal District Court for Suffolk County, Massachusetts as of the date of execution of this Agreement;

WHEREAS, a Show Cause Hearing was held on Friday, July 7, 2006, in the Clerk-Magistrate's Office for the Criminal District Court for Suffolk County, Massachusetts concerning three separate complaints of criminal harassment brought by complainants Ronald E. Logue, Edward D. Farley, and John D. Donovan, Jr. (the "Complainants") against criminal defendant Smith (the "Criminal Harassment Charges");

WHEREAS, after consultation with the Clerk-Magistrate and prior to the presentation of evidence at the Show Cause Hearing, the Complainants and Smith reached an agreement, the terms of which are memorialized by this document, and according to which the Complainants agreed to recommend to the Clerk-Magistrate that the Show Cause Hearing be continued and that Criminal Complaints relating to the Criminal Harassment Charges not issue so long as (i) Smith executed a document memorializing the terms of the parties' agreement by August 11, 2006; and (ii) Smith fully complies with the terms, purposes, and spirit of this Agreement; and

WHEREAS, the Parties reported to the Clerk-Magistrate that they had reached an agreement, whereupon the Clerk-Magistrate continued the Show Cause Hearing to August 11, 2006, and ordered that the Parties report to the Clerk-Magistrate when the agreement had been memorialized and executed, and further ordered that the Show Cause Hearing go forward on August 11, 2006 in the event Smith failed to execute a mutually satisfactory agreement or comply with its terms;

NOW THEREFORE, in consideration of the mutually agreed covenants herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Purposes of This Agreement. The purposes of this Agreement are: (i) to resolve all disputes between Smith and State Street Corporation and its agents, employees, and related entities and individuals, including but not limited to any and all past, current, or future civil disputes between them (the "Civil Litigation"), the Criminal Harassment Charges, and the Criminal Trespass Charge pending against Smith; and (ii) to preclude and prohibit Smith from having any contact or relationship whatsoever, whether directly or indirectly, with State Street Corporation, its employees, agents, affiliated entities and individuals, and any family members of the aforementioned.

2. Continuance of Criminal Harassment Charges Without Finding of Probable Cause. Upon execution of this Agreement, the Complainants will notify the Clerk-Magistrate that the agreement of the Parties reached on July 7, 2006 has been memorialized and executed, and accordingly will recommend that the Show Cause Hearing be continued indefinitely and that Criminal Complaints not issue so long as Smith is in strict compliance with the terms, purposes, and spirit of this Agreement. In addition, and upon execution of this Agreement, a representative of the Complainants will recommend to the District Attorney's Office that the Criminal Trespass Charge be dismissed on terms acceptable to the Commonwealth and the Court.

3. Dispositions of State Street Securities. On or before August 1, 2006, Smith will dispose of any interest held by him in any security issued by State Street, whether held directly or indirectly, and will cause anyone in his household to dispose of any interest held in any security issued by State Street, including any security issued by State Street held by Patrick Jorstad ("Jorstad"). The foregoing dispositions shall specifically include any such interest held in the State Street Salary Savings Program. Smith will provide evidence of such dispositions in a form satisfactory to State Street.

4. Undertakings Related to State Street Securities, Business Affairs, and Shareholder Matters. Smith agrees that he shall not, directly or indirectly, individually or in concert with any other person or entity, including all members of his household, including by or through Jorstad, (a) in any manner acquire, agree to acquire, or make any proposal to acquire, any securities or property of State Street or any of its affiliates, or any rights or options to acquire any such securities or property or interest therein; (b) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors, or policies of State Street or any of its affiliates, or solicit or influence any proxy, vote, or consent of stockholders, including by making any derivative demand, making any demand for inspection of corporate books or records, or submitting any proposal for action by the officers, directors, or stockholders of State Street or any of its affiliates; (c) enter into any contract, arrangement, or understanding with any person with respect to any securities of State Street or any of its affiliates, including but not limited to any joint venture, loan, or option agreement, put or call, guarantee of loans, guarantee of profits or division of losses or profits, any understanding with respect to the voting of any securities of State Street or any of its affiliates, or the initiation of any action, demand, or proposal by any person or entity in its capacity as a holder of any security of State Street or any of its affiliates; (d) disclose any intention, plan, or arrangement inconsistent with the foregoing; or (e) advise, assist, consult with, or encourage any other persons to offer, with or without compensation, services relating to, any of the foregoing. Smith also agrees not to request State Street or its directors, officers, affiliates, employees or agents, directly or indirectly, to amend or waive any provision of this paragraph (including this sentence).

5. Non-Harassment, Non-Disparagement, and Non-Contact. Smith agrees that he will immediately cease, and will refrain at any time in the future, directly or indirectly, from making and from advising, assisting, contributing to, consulting with, encouraging others to make any harassing, disparaging, or defamatory remarks or comments regarding State Street, any and all affiliated entities of State Street, and any and all of its or their

former, present, or future directors, officers, employees, agents, attorneys, or representatives, including but not limited to Marshall N. Carter, Maureen S. Bateman, David A. Spina, Dr. Tenley E. Albright, Timothy B. Harbert, Linda A. Hill, Kennett F. Burnes, Ronald L. Skates, Gregory L. Summe, I. Macallister Booth, Dr. James I. Cash, Jr., Truman S. Casner, Nader F. Darehshori, Arthur L. Goldstein, David P. Gruber, Charles F. Kaye, Dr. Charles R. Lamantia, Ronald E. Logue, Edward D. Farley, David R. Perini, Dennis J. Picard, Alfred Poe, Bernard W. Reznicek, Richard P. Sergel, Dr. Diana C. Walsh, Robert E. Weissman, Nicholas Lopardo, John Kucharski, Mary Gegler, John Fiore, Patricia Granger, Mary Elizabeth O'Neal, John D. Donovan, Jr., Robert F. Hayes, Masterman, Culbert & Tully LLP, Ropes & Gray LLP, and any service provider of State Street, and the directors, officers, partners, employees, and family members of any of the aforementioned, expressly or by implication, including but not limited to the aforementioned individuals' and entities' personal or business dealings and reputation. In addition, Smith agrees that he will cease and refrain from initiating, causing, or making, whether directly or indirectly, any contact whatsoever with any and all of the aforementioned individuals or entities, in any form whatsoever, including but not limited to, personal contact, contact by internet or other electronic means, telephonic contact, or any other form of contact.

6. Internet Publications and Other Media. Smith agrees that he will immediately remove, or cause to be removed, all references to State Street, any and all affiliated entities of State Street, and any and all of its or their former, present, or future directors, officers, employees, agents, attorneys or representatives, including but not limited to Marshall N. Carter, Maureen S. Bateman, David A. Spina, Dr. Tenley E. Albright, Timothy B. Harbert, Linda A. Hill, Kennett F. Burnes, Ronald L. Skates, Gregory L. Summe, I. Macallister Booth, Dr. James I. Cash, Jr., Truman S. Casner, Nader F. Darehshori, Arthur L. Goldstein, David P. Gruber, Charles F. Kaye, Dr. Charles R. Lamantia, Ronald E. Logue, Edward D. Farley, David R. Perini, Dennis J. Picard, Alfred Poe, Bernard W. Reznicek, Richard P. Sergel, Dr. Diana C. Walsh, Robert E. Weissman, Nicholas Lopardo, John Kucharski, Mary Gegler, John Fiore, Patricia Granger, Mary Elizabeth O'Neal, John D. Donovan, Jr., Robert F. Hayes, Masterman, Culbert & Tully LLP, Ropes & Gray LLP, and any service provider of State Street, and the directors, officers, partners, employees, and family members of any of the aforementioned, from all websites maintained, controlled, or contributed to by Smith or Jorstad, including but not limited to www.wordonthestreet.org, www.unsafeatanyfee.org, and www.shareholdersonline.com, and will refrain at any time in the future, directly or indirectly, from making such references in any website or in any media whatsoever, from advising, assisting, consulting with, or encouraging others in making such references, and from otherwise contributing material or content directly or indirectly related to State Street, any and all affiliated entities of State Street, and any and all of its or their officers, directors, employees, agents, attorneys and representatives, and family members of the aforementioned, to websites or any media publication whatsoever of others.

7. No Admission of Civil Liability. The Parties have executed this Agreement to settle actual and potential disputes between them, including but not limited to the Civil Litigation. No admission of liability or wrongdoing is implied by the execution of this Agreement by any Party.

8. Enforcement. Smith agrees to indemnify State Street and the other parties to this Agreement, any and all affiliated entities of State Street, and any and all of its or their former, present, or future directors, officers, employees, agents, attorneys or representatives, or the family members of the aforementioned (the "Indemnitees") against any and all direct or indirect losses, damages, claims or expenses incurred or suffered by them as a result of any breach of this Agreement or any actions or activities prohibited by this Agreement. Smith understands and acknowledges that any breach of this Agreement will cause the Indemnitees irreparable harm, the amount of which may be difficult or impossible to ascertain. Smith accordingly agrees that the Indemnitees shall be entitled to equitable relief, including specific performance, and injunctive relief in the event of any breach (either actual or threatened) of this Agreement, without necessity of posting any bond or other security or proof of irreparable harm or special damages, and he agrees that he shall not oppose the granting of such relief.

Such right of the Indemnitees to equitable relief is in addition to any other remedies available to the Indemnitees, including damages. In addition to damages, in the event Smith breaches this Agreement, Smith agrees that he will be liable for all reasonable costs and expenses, including attorneys' fees incurred by all Indemnitees in connection with such litigation.

Smith irrevocably submits to the exclusive jurisdiction of the state and federal courts in the Commonwealth of Massachusetts with respect to any litigation relating to State Street or any Indemnitee.

9. Reinstitution of the Criminal Harassment Charges Upon Breach By Smith. Smith agrees that immediately upon his failure to comply with the terms, purposes, and spirit of this Agreement, any Party may promptly notify the Clerk-Magistrate of Smith's violation, and Criminal Complaints with respect to the Criminal Harassment Charges shall issue upon the finding of probable cause; and in this regard, Smith hereby agrees that he waives any and all defenses to the issuance of the Criminal Complaints with respect to the Criminal Harassment Charges, including, but not limited to, any defense related to the passage of time or the failure to prosecute.

10. Releases.

a. Smith Release of Liability Smith, on behalf of himself and any and all agents, representatives, heirs and assigns, hereby remises, releases, and forever discharges State Street, any and all affiliated entities of State Street, and any and all of its or their former, present, or future directors, officers, employees, agents or representatives, including but not limited to Marshall N. Carter, Maureen S. Bateman, David A. Spina, Dr. Tenley E. Albright, Timothy B. Harbert, Linda A. Hill, Kennett F. Burnes, Ronald L. Skates, Gregory L. Summe, I. Macallister Booth, Dr. James I. Cash, Jr., Truman S. Casner, Nader F. Darehshori, Arthur L. Goldstein, David P. Gruber, Charles F. Kaye, Dr. Charles R. Lamantia, Ronald E. Logue, Edward D. Farley, David R. Perini, Dennis J. Picard, Alfred Poe, Bernard W. Reznicek, Richard P. Sergel, Dr. Diana C. Walsh, Robert E.

Weissman, Nicholas Lopardo, John Kucharski, Mary Gegler, John Fiore, Patricia Granger, Mary Elizabeth O'Neal, Robert F. Hayes, Masterman, Culbert & Tully LLP, Ropes & Gray LLP , John D. Donovan, Jr. in his personal capacity, and any service provider or State Street, and the directors, officers, partners, employees, and any family member of the aforementioned, of and from all debts, demands, actions, causes of action, suits, dues, sums of money, accounts, specialties, covenants, contracts, controversies, agreements, promises, omissions, variances, damages, executions, and liabilities and any and all other claims of every kind which he may have, now have, ever had, or may have in the future to the date hereof, and, without limiting the generality of the foregoing, any claims that in any part are in any way based on, or arise out of Smith's employment at State Street, the termination of such employment, or Smith's status or claimed right as a holder of State Street securities, and any matters that were asserted or could have been asserted in any Civil Litigation.

b. <u>State Street Release of Civil Liability</u>. State Street, on behalf of itself and any and all affiliated entities of State Street, and any and all of its or their, officers, directors, employees, agents, attorneys and representatives, hereby remises, releases and forever discharges Smith of and from all civil debts, civil demands, civil actions, civil causes of action, civil suits, dues, sums of money, accounts, specialties, covenants, contracts, civil controversies, civil agreements, promises, omissions, variances, damages, executions and civil liabilities and any and all other civil claims of every kind, other than any and all claims for any violation of this Agreement, which it or they may have, now have, ever had or may have in the future to the date hereof, and without limiting the generality of the foregoing, any civil claims that in any part are in any way based on, or arise out of Smith employment at State Street, the termination of such employment, or Smith status or claimed right as a holder of State Street securities, and any matters that were or could have been asserted as civil counterclaims or as claims for attorneys' fees or costs in the Civil Litigation, other than any and all claims for any violation of this Agreement. In the event Smith violates this Agreement, this release will be null and void.

11. <u>Modifications of Agreement</u>. This Agreement may only be amended or modified by a written instrument signed by the Parties.

12. <u>Entire Agreement</u>. This Agreement contains the entire understanding between and among the Parties and supersedes any prior understandings and agreements between them respecting the subject matter of this Agreement.

13. <u>Reliance</u>. Except as otherwise provided, the Parties agree that they have not relied upon any representations, promises, or inducements not set forth in this Agreement or its Exhibits in entering into this Agreement.

14. Drafting Parties. The fact that a Party or counsel for a Party drafted a provision or provisions of this Agreement shall not cause that provision or those provisions to be construed against the drafting Party.

15. Counterparts. This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed an original, but all of which together shall constitute one and the same instrument.

16. Severability. If any term or terms of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby unless the invalidity, illegality or unenforceability results in a failure of consideration.

17. Confidentiality. Except in a confidential communication with such Party's attorneys, accountants, insurers, or managerial employees, or as permitted herein, or as otherwise required by applicable law or by a court of competent jurisdiction, no Party will at any time publish, disseminate, or communicate to any individual or entity not a Party, directly or indirectly, the terms of this Agreement; provided, however, that any Party may communicate to any individual or entity that the Civil Litigation between the Parties have been settled. Smith acknowledges and agrees that any and all representatives or agents of Smith, including but not limited to his attorneys and Jorstad, are bound by this provision, and in the event any representative or agent of Smith at any time publishes, disseminates, or communicates to any individual or entity not a Party, directly or indirectly, the terms of this Agreement, Smith agrees that such action will be a breach by Smith of this Agreement. Smith hereby represents that he has not shared this Agreement or any draft thereof, or the terms of this Agreement, with any individual or entity not a Party, other than his attorney and Jorstad or other members of his household. In the event Smith or any representative of Smith, including but not limited to Jorstad or any member of Smith's household, breach this provision, Smith acknowledges and agrees that such breach would cause irreparable harm in addition to damages, and Smith agrees that he will be liable for any such irreparable harm and damages, as well as all costs and attorneys' fees incurred in enforcing this provision.

18. Choice of Law. The rights of the Parties are to be interpreted in accordance with the laws of the Commonwealth of Massachusetts (without regard to choice of law principles.)

WITNESS the execution hereof, under seal, as of the date first written above.

David A. Smith

Ronald E. Logue

Edward D. Farley

John D. Donovan, Jr.

State Street Corporation

By: ____________________

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 5, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: State Street Corporation
Incoming letter dated November 22, 2006

The proposal amends the by-laws to state that the chairman of the board shall not be the chief executive officer and to require that a non-employee director preside at all stockholder and board meetings.

There appears to be some basis for your view that State Street may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if State Street omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which State Street relies.

Sincerely,

Gregory S. Belliston
Attorney-Adviser